Room 4561
      February 21, 2006

Mr. Edward M. Lake
Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123

      Re:	SYS
      Form 10-KSB for the Fiscal Year Ended June 30, 2005
		Filed September 28, 2005
      Form 10-QSB for the Quarterly Period Ended December 31, 2005 Filed February 14, 2006
      File No. 1-32397

Dear Mr. Lake,

      We have reviewed your response letter dated February 17, 2006, as well as the filings referenced above, and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-QSB for the Quarterly Period Ended December  31, 2005

Item 1. Financial Statements

Note 10. Acquisitions

1. We note that you completed two acquisitions during the quarter ended December 31, 2005. We further note that the purpose of these acquisitions was to "further the Company`s goal of acquiring technology companies which expand [y]our products and customer base."
Describe to us how you determined the amounts to allocate to customer-related intangibles and technology and refer to the relevant accounting literature. As part of your response, indicate the status of the valuations and whether you expect the allocations to change upon completion. If you do not expect your allocations to change, please reconcile for us the preliminary purchase price allocations that assign a relatively insignificant amount to customer-related intangibles and technology with your disclosure indicating the purpose of the transactions was to expand your products and customer base.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Edward M. Lake
SYS
February 21, 2006
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